Exhibit 99.1

LEGEND BIOTECH CORPORATION

2101 Cottontail Lane

Somerset, New Jersey 08873

PROXY STATEMENT

General

The board of directors of Legend Biotech Corporation (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on June 12, 2025 at 9:00 a.m. (local time) (the “AGM”). The AGM will be held at the offices of the Company located at 2101 Cottontail Lane, Somerset, New Jersey 08873, USA. Unless otherwise specified, all times and dates referenced in this Proxy Statement are in the U.S. Eastern time zone.

This Proxy Statement can be accessed, free of charge, on the Investor section of the Company’s website at www.legendbiotech.com from May 12, 2025, and the Proxy Form will first be mailed to holders of ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of the Company on or about May 12, 2025.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on May 7, 2025 (the “Record Date”) are entitled to vote at the AGM. Our Ordinary Shares, that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of May 7, 2025, 368,576,826 Ordinary Shares of the Company were outstanding, including approximately 163,370,992 Ordinary Shares represented by ADSs and held by JPMorgan Chase Bank, N.A. Each ADS represents two Ordinary Shares. Two holders of Ordinary Shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all Ordinary Shares in issue and entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, will constitute a quorum for all purposes.

Voting and Solicitation

Each Ordinary Share in issue on the Record Date is entitled to one vote. A resolution put to the vote at the AGM will be decided by poll. Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners. For each of Proposals 1 to 6 presented below, approval of the proposal requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof.

Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all the registered American Depository Receipt (“ADR”) holders this proxy statement, the accompanying notice of AGM and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares underlying the ADSs, evidenced by ADRs related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Ordinary Shares at the AGM.

There is no guarantee that ADR holders or any such holder in particular will receive the notice described above with sufficient time to enable such ADR holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024.

PROPOSAL 2:

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee has approved the re-appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2025 and seeks ratification of this decision by the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL 3:

RE-ELECTION OF DR. PATRICK CASEY AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class II directors shall expire after a full term of three (3) years and Class II directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class II directors consist of Dr. Patrick Casey, Yau Wai Man Philip, and Dr. Fangliang Zhang, and their term will expire at the AGM.

The board proposes to re-elect Dr. Patrick Casey to serve as a Class II director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. PATRICK CASEY AS A DIRECTOR OF THE COMPANY.

PROPOSAL 4:

RE-ELECTION OF MR. YAU WAI MAN PHILIP AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class II directors shall expire after a full term of three (3) years and Class II directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class II directors consist of Dr. Patrick Casey, Yau Wai Man Philip, and Dr. Fangliang Zhang, and their term will expire at the AGM.

The board proposes to re-elect Yau Wai Man Philip to serve as a Class II director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF YAU WAI MAN PHILIP AS A DIRECTOR OF THE COMPANY.

PROPOSAL 5:

RE-ELECTION OF DR. FANGLIANG ZHANG AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class II directors shall expire after a full term of three (3) years and Class II directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class II directors consist of Dr. Patrick Casey, Yau Wai Man Philip, and Dr. Fangliang Zhang, and their term will expire at the AGM.

The board proposes to re-elect Dr. Fangliang Zhang to serve as a Class II director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. FANGLIANG ZHANG AS A DIRECTOR OF THE COMPANY.

PROPOSAL 6:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Fangliang Zhang
Fangliang Zhang
Chairman of the Board of Directors
Dated: May 12, 2025